March 21, 2025

Sebastian Siemiatkowski
Chief Executive Officer
Klarna Group plc
10 York Road
London SE1 7ND
United Kingdom

       Re: Klarna Group plc
           Registration Statement on Form F-1
           Filed March 14, 2025
           File No. 333-285826
Dear Sebastian Siemiatkowski:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1
Regulatory Capital Requirements, page 155

1. We note your presentation of capital adequacy information on a consolidated basis within the table on page 156. Please address the following:

             Revise to include information for each period end presented and discuss any material related trends or changes between the periods.
             Revise to disclose the relevant regulatory minimum requirements to present your performance and compliance in relation to the minimum requirements.
             Revise to include capital adequacy and any other material regulatory requirements for each relevant entity if material to an understanding of any relevant risks.
 March 21, 2025
Page 2
Item 7. Recent Sales of Unregistered Securities, page II-2

2. We note your disclosure on page F-58 of significant events after the end of the reporting period, including the grant of 15,343,932 warrants in connection with a commercial agreement with a global partner. Please revise this section to include all recent sales of unregistered securities within the past three years, or advise.
Exhibits
Exhibit 5.1 Opinion of Davis Polk & Wardwell London LLP as to the validity of the ordinary shares, page II-5

3. Please have counsel revise the legal opinion in Exhibit 5.1 so that counsel opines that the shares will be fully paid, in addition to being validly issued and non-assessable.
       For guidance, please refer to Item 601(b)(5)(i) of Regulation S-K. See also Staff Legal
       Bulletin No. 19.
4. We note that counsel includes a statement in the Scope sub-section of their legality opinion that the "courts of England shall have exclusive jurisdiction to hear and determine any dispute or claim...in connection with this opinion." Please remove the statement that by relying on your opinion a person irrevocably agrees and accepts that the courts of England have exclusive jurisdiction to hear and determine any dispute or claim to clarify that the limitation does not apply to claims brought under the
       Securities Act of 1933.
5. We note that counsel states that the "opinion is addressed to you in relation to the
       Registration Statement and may not be relied upon for any other purpose." Revise to remove any implication that investors are not able to rely on the opinion in purchasing the shares registered and sold in this offering.
General

6. We note your press report released on March 17 that announced your entry into an exclusive agreement to provide buy now, pay later and other short and intermediate term financing for purchasers from Walmart through the OnePay app. To the extent you do not include the agreement as an exhibit in your next amendment, please provide us with your analysis as to how you determined that the agreement was not a material contract under Item 601(b)(10) of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Lory Empie at 202-551-3714 or Michael Volley at 202-551-3437 if
you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or Christian Windsor at 202-
 March 21, 2025
Page 3

551-3419 with any other questions.



                                     Sincerely,

                                     Division of Corporation Finance
                                     Office of Finance
cc:   Byron B. Rooney, Esq.